SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                                FORM 12b-25

                        Notification of Late Filing


                                         Commission File Number 1-7737



 (Check One):

      (X)  Form 10-K and Form 10-KSB       ( )  Form 20-F
      ( )  Form 11-K     ( )  Form 10-Q and Form 10-QSB
      ( )  Form N-SAR

      For Period Ended:  June 29, 1996

 ( )  Transition Report on Form 10-K
 ( )  Transition Report on Form 20-F
 ( )  Transition Report on Form 11-K
 ( )  Transition Report on Form 10-Q
 ( )  Transition Report on Form N-SAR

      For Period Ended:
                           ----------------------


 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identity the Item(s) to which the notification relates:

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

                                 PART I

                          REGISTRANT INFORMATION



 Full Name of Registrant:  Arrow Automotive Industries, Inc.
                           ---------------------------------

 Former Name if Applicable:

 -----------------------------------------------------------------------

 Address of Principal Executive
 Office  (Street and Number):  3 Speen Street
                               --------------

 City, State and Zip Code:     Framingham, MA  01701
                               ---------------------



                                 PART II

                           RULE 12b-25(b) and(c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check appropriate box):

      (X)   (a)   The reasons described in reasonable detail in Part III
                  of this form could not be eliminated without unreasonable effort or expense;

      (X)   (b)   The subject annual report of Form 10-K will be filed
                  on or before the 15th calendar day following the prescribed due date; and

      ( )   (c)   The accountant's statement or other exhibit required
                  by Rule 12b-25(c) has been attached.

                                  PART III

                                  NARRATIVE


      The Company has been engaged in extensive discussions with its principal bank lender regarding amendments to its loan agreement with that institution and waivers of financial covenants under said agreement. Because a substantial portion of the financial and other disclosures contained in the subject report were dependent upon the terms and conditions of said amendments and waivers, the Registrant was unable to finalize such disclosures until a definitive agreement was reached with the bank, which did not occur until September 27, 1996 (the due date for the filing of the subject report).

      Furthermore, since the conclusion of its fiscal year ended June 29, 1996, the Registrant has been engaged in the planning and implementation of a major corporate restructuring, including, among other things, the closing of its Santa Maria, California manufacturing facility which was announced on September 26, 1996. The planning and implementation of the restructuring, combined with the negotiation and finalization of the waivers and amendments, placed extraordinary demands on the financial and administrative personnel of the Registrant.

      As a result of the foregoing factors, the Registrant was unable to complete in a timely fashion the preparation and filing of its Annual Report on Form 10-K for the year ended June 29, 1996.


                                 PART IV

                            OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification:

            James F. Fagan          508               872-3711
      ---------------------------------------------------------------
                (Name)           (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorted period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          (X)  Yes    ( )  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          (X)  Yes    ( )  No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  See Registrant's Earnings Release dated
                  September 30, 1996, a copy of which is
                  attached as exhibit 99 and incorporated
                  herein by reference.


                        Arrow Automotive Industries, Inc.
            -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

            has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


      Date:  September 30, 1996     By:   /s/ James F. Fagan
                                          ----------------------------
                                          James F. Fagan, Executive
                                          Vice President, Treasurer and
                                          Chief Financial Officer